Exhibit (h)(4)(b)

Exhibit A

(to the Forward Funds Shareholder Services Plan)

July 31, 2018

	Fee Rate (expressed as a percentage of the Fund’s average daily net assets attributable to the noted class of shares)
Fund	Class A	Class C	Class I2	Investor Class	Institutional Class
Salient International Real Estate Fund	0.20%	0.25%	0.10%	0.15%	0.05%
Salient International Small Cap Fund	0.20%	0.25%	0.10%	0.15%	0.05%
Salient Select Income Fund	0.20%	0.25%	0.10%	0.15%	0.05%
Salient Tactical Growth Fund	0.20%	0.25%	0.10%	0.15%	0.05%
Salient Tactical Muni & Credit Fund	0.20%	0.25%	0.10%	0.15%	0.05%
Salient Tactical Real Estate Fund	0.20%	0.25%	0.10%	0.15%	0.05%